02038298

EXECUTION COPY

Total No. of Pages: 39

P.E. 5-16-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

RECEIVED JUN 10 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 164

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 16, 2002

Commission file number: **0-30924**

PROCESSED JUN 17 2002 THOMSON FINANCIAL

MARCONI PLC

(Exact name of Registrant as specified in its Charter)

One Bruton Street
London W1J 6AQ
England
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X   Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______   No X

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

MARCONI PLC

2001/2002 PRELIMINARY STATEMENT

* Group Sales £4.6 billion, of which £3.1 billion in the Core
* Group and joint venture operating loss (before exceptional items and goodwill amortisation): £463 million; significant operating cost savings achieved during the year offset by gross margin decline
* Pre-tax loss: £5,664 million (after exceptional items and goodwill amortisation)
* Operational Review targets, set by the new management team in September, achieved
  - Core business operating expenses at year-end consistent with £1 billion annualised target
  - All major Capital business disposals completed; cash proceeds over £1.5 billion since September (including Medical Systems)
  - Net debt £2.9 billion well within target range
* £365 million operating cash inflow since 1 September 2001
* Mobile Division to be transferred to Capital and managed for value; planned IPO of Strategic Communications announced
* Debt restructuring discussions ongoing with syndicate banks and certain bondholder representatives regarding the appropriate capital structure for the Group; could lead to a dilution of value for existing shareholders

London – 16 May 2002: Marconi (London and NASDAQ: MONI) today announced financial results for the twelve months to 31 March 2002.

Commenting on the results, Mike Parton, chief executive, said "The last year has been an extremely challenging period across the telecommunications sector and our disappointing full year results reflect this. However, the Board believes Marconi has made considerable progress over the last seven months of the year in refocusing around our Core business and in reducing net debt and our cost base. Most importantly, we have generated significant operating cash during the period."

"Our on-going three-way restructuring discussions with our syndicate banks and bondholders have entered a new phase and are being conducted in a focused and constructive environment."

This news release should be read in conjunction with Marconi's Management Report for the financial year ended 31 March 2002.

Management will host a conference call for analysts and investors at 3:30 pm (UK time) on Thursday 16 May. The conference call can be accessed on our web-site or by dialling +44 (0)20 8896 4300 (in the UK) or +1 617 801 9702 (in the US) and quoting "Marconi Annual Results". A replay facility will be available on our web-site or by dialling +44 (0) 1296 618 700, access code 586263 (in the UK) or +1 617 801 6888, access code 42996 (in the US).

- ENDS -

Contacts

Name:	David Beck / Joe Kelly	Heather Green
Title:	Public Relations	Investor Relations
Phone:	+44 (0) 207 306 1771	+44 (0) 207 306 1735
	joe.kelly@marconi.com	investor.relations@marconi.com

Marconi

MANAGEMENT REPORT
for the year ended 31 March 2002

GROUP OVERVIEW

Trading conditions in the telecommunications industry continued to deteriorate throughout the year as a result of significantly reduced capital spending on telecoms equipment and services as telecom operators focused on their own profitability and cash generation. The speed of this deterioration was far greater than anticipated and in this environment, Marconi, along with all of its major competitors, experienced a significant decline in business performance compared to the previous year. In addition, for Marconi, the impact of these extreme market conditions has been compounded by the financing costs relating to the acquisitions made during the past three years. These acquisitions were paid for mainly in cash, which created a major part of the current debt burden being carried by the Group. In light of reduced market demand, the trading and cash flow performances of these acquired businesses have been running at levels below those that underpinned their valuations at the time of acquisition.

As the Group's operational performance was impacted by the market downturn and the outlook became more uncertain, Marconi established a new top management team and launched an Operational Review in September 2001 which resulted in:

* the re-organisation of the Group into a Core network communications business and a non-core Capital division from which the Group targeted to realise cash proceeds from disposals of at least £500 million by 31 March 2002;

* a plan to reduce Group indebtedness from £4.4 billion at 31 August 2001 to between £2.7 billion and £3.2 billion by 31 March 2002; and

* action plans to reduce the annualised operating expense run-rate in the Core business from around £1.4 billion at 31 March 2001 to around £1 billion by 31 March 2002.

By 31 March 2002, the new team had achieved all of these financial objectives. In addition, the team has conducted an extensive Strategic Review and announced in January that it had begun to implement additional cost saving actions in order to further reduce the Core operating expense run-rate in the Core business to £870 million by March 2003.

On 16 May 2002, the Group announced a planned initial public offering (IPO) of its Strategic Communications business. This business, along with the Group's Public and Private Mobile Radio businesses, will be transferred to Capital with immediate effect. Going forward, the Group's Core business will comprise Network Equipment and Network Services. For information purposes, the level of operating expenditure within the Mobile business is approximately £100 million per annum.

Status of Debt Restructuring Negotiations

During the year, Marconi initiated discussions with its syndicated lending banks regarding the potential refinancing of its credit facilities. On 22 March, the Group announced that in the light of its revised outlook of an extended market downturn, it had decided not to proceed with the proposed new bank facility it had been negotiating with the banks. The Group further announced that as a result of this decision, it had agreed to cancel the undrawn commitments under these facilities and to place on demand the drawn portion of its Euro 4.5 billion facility, which matures in March 2003. On 25 April, in its Fourth Quarter Trading Update, Marconi announced that it was in discussions with representatives of its syndicated lending banks and representatives of certain bondholders in order to reach an agreement on a debt restructuring proposal acceptable to all stakeholders. The Group also stated that, as part of this process, the Board had agreed to accept certain restrictions on financial and corporate activities, as well as certain restrictions on £850 million of its £1.4 billion year-end cash and liquid resources balance. Currently, these restrictions will expire on 27 May 2002 after which date, the cash can be utilised with five business days' notice. In addition, the Group announced that it had agreed to increase the margin above LIBOR on its syndicated loan facility to 225 basis points per annum with effect from 1 April 2002.

On 15 May, Marconi announced that its discussions with its banks and bondholders had entered a new phase. Tripartite discussions have commenced and have been constructive in nature.

Over recent weeks, the Group has developed a revised business plan which is currently being reviewed by independent accountants appointed by the syndicated banks and certain bondholders. The plan will form the basis of the Group's future capital restructuring if the ongoing discussions with the banks and certain bondholder representatives lead to a satisfactory outcome. The Board believes that in this event, there could be a dilution of value for existing shareholders.

Board Changes

There have been significant changes to the Board of Directors during the year. On 10 April 2001, Derek Bonham joined the Board and was subsequently appointed senior independent non-executive director. Steve Hare, Chief Financial Officer, also joined the Board on that date.

During the year, Sir Roger Hurn, Lord Simpson and John Mayo formerly Chairman, Chief Executive and Deputy Chief Executive respectively, resigned from the Board and the Company. Derek Bonham assumed the role of Interim Chairman and Mike Parton was appointed Chief Executive. Mike Donovan was appointed Chief Operating Officer.

During the second half of the financial year, Rob Meakin, Director of Human Resources resigned from the Board and the Company.

In July 2001, Derek Bonham was appointed Chairman of the Remuneration Committee, in succession to Sir Alan Rudge who became Chairman of the Technology Advisory Committee. In November 2001, Sir William Castell, non-executive director succeeded Derek Bonham as Chairman of the Remuneration Committee. In April 2002, the Rt Hon Baroness Dunn resigned as a non-executive director of the Company. In May 2002, Nigel Stapleton was appointed senior independent non-executive director in place of Derek Bonham.

Group Key Figures

Unless otherwise stated, references to "Group" in the trading section of this Management Report refer to the Marconi Group including its share of joint ventures, but excluding its share of results of associates.

All prior year comparatives have been restated to include the impact of the Group's adoption of FRS17 for pension accounting as if the standard had been adopted from 1 April 2000.

The Group results for the year ended 31 March 2002 have been prepared on a going concern basis. The following table sets forth, on a consolidated basis, sales, operating profit/(loss) before exceptional items and goodwill amortisation, exceptional items, and net income for Marconi plc for the years ended 31 March 2001 and 2002.

Group	**Year ended 31 March**	
in £ million	**2001**	**2002**
Sales	6,942	4,567
Gross Profit before exceptional items	2,507	1,124
Operating Profit/(loss) before exceptional items and goodwill amortisation	754	(463)
Exceptional Items	(50)	(4,383)
Retained Loss	(435)	(5,875)

Group Sales

The following tables set forth, on a consolidated basis, Group sales by Division and by Geography:

Group Sales by Division	**Year ended 31 March**	
in £ million	**2001**	**2002**
Core	4,665	3,100
Capital	1,204	908
Medical	1,112	584
Other	(39)	(25)

Group Sales by Geography	**Year ended 31 March**	
in £ million	**2001**	**2002**
Europe – Middle East – Africa (EMEA)	3,661	2,456
North America (NAM)	2,577	1,523
Central and Latin America (CALA)	275	237
Asia-Pacific (APAC)	429	351

Group sales for the twelve months to 31 March amounted to £4,567 million, representing a decrease of 34 per cent (2001: £6,942 million). This decrease, observed across all major geographic zones, was mainly a result of reduced demand in the global market for telecommunications equipment and services resulting in lower sales in Marconi's Core business and the disposal of Marconi's Medical Systems business and the majority of businesses in the Group's Capital division during the year.

Group Gross Profit and Operating Profit/(Loss)

Gross profit before exceptional items at Group level was £1,124 million, representing a gross margin of 25 per cent (2001: 36 per cent). This decrease was primarily due to the reduction in sales volumes in the Core business and the resulting under-utilisation of resources in the services activity and supply chain. The disposal of Capital businesses during the year also contributed to the decrease in gross profit.

This decline in gross profit was partially offset by reductions in operating expenses achieved during the year. Nevertheless, the Group reported an operating loss before goodwill amortisation and exceptional items of £463 million. This compares to an operating profit before goodwill amortisation and exceptional items of £754 million in the corresponding period last year.

The following table sets forth, on a consolidated basis, Group operating profit/(loss) before exceptional items and goodwill amortisation by Division:

Group Operating Profit/(Loss) by Division	**Year ended 31 March**	
in £ million	**2001**	**2002**
Core	548	(496)
Capital	111	14
Medical	95	19
Total	**754**	**(463)**

OPERATIONS

CORE BUSINESS

Key Figures - The following table sets forth, on a consolidated basis, order backlog, orders received, sales, gross profit and operating profit/(loss) before exceptional items for Marconi's Core business.

Core	**Year ended 31 March**	
In £ million	**2001**	**2002**
Order Backlog	2,074	1,679
Orders Received	4,452	2,833
Sales	4,665	3,100
Gross Profit	1,794	699
Operating Profit/(loss) before exceptional items and goodwill amortisation	548	(496)

Core - Order Backlog, Orders Received and Sales

The Order Backlog in the Core business has fallen from approximately £2.1 billion at March 2001 to approximately £1.7 billion at March 2002 as the level of sales recorded during the period was higher than the level of new orders, a reflection of the difficult market conditions. At March 2002, Network Services accounted for over 40 per cent of the order backlog, Network Equipment for approximately 24 per cent and the balance related to Mobile. The decline in order backlog for Network Equipment is more marked than the decline in Network Services which remains more resilient as a result of its long-term maintenance and turnkey project contracts. The order backlog in Mobile remained stable year on year.

Orders received by the Core business totalled £2,833 million (2001: £4,452 million), an overall decrease of 36 per cent whilst sales were £3,100 million (2001: £4,665 million), an overall decrease of 34 per cent. The comparable declines in orders received and sales respectively reflects a general reduction in the sales cycle (time from customer order to shipment) in the telecoms industry as operators focus on short payback on investments. In Optical Networks in particular, the sales cycle has reduced significantly due to the absence of orders for major new network build projects and the increased proportion of short-term network in-fill orders. As a result of the reduced sales cycle, the overall decline in trading volumes and the subsequent consumption of the order backlog, the book to bill ratio in the Core remained below 1 throughout most of the year.
The level of decline broadly reflects the overall reduction of capital expenditure in the telecoms industry during the period as well as other factors that have contributed to the industry-wide market downturn, namely the decline of many CLEC and Pan-European service providers. The percentage decrease in Network Equipment sales was greater than in Network Services, the latter benefiting from areas where demand has remained more resilient including maintenance activities as well as wireless and managed services. Network Equipment was worst affected in its largest market, the United Kingdom, mainly as a result of substantial reductions in capital expenditure by many of the UK second operators and lower sales to BT.

Major new Network Equipment orders awarded to Marconi during the year include DWDM contracts with BT, Telecom Italia, Fibernet (Germany), Vodafone-Omnitel (Italy) and China Railcom, the Group's first contract for its new Ultra Long Haul DWDM equipment with Amcom (Australia), High Density DSLAM contracts with Telecom Italia, Telkom South Africa and Wind (Italy) and continued orders for broadband ATM switches from the US Federal Government.

The Core business serves a strong global customer base of predominantly incumbent operators. The ten largest customers of Network Equipment and Network Services during the year were BT (UK), Bell South (USA), Metro City (Germany), Qwest (USA), SBC (USA), Sprint (USA), Telecom Italia (Italy), UK Ministry of Defence (UK), Verizon (USA), Vodafone (UK - Germany – Italy). This group of customers accounted for 33 per cent of Core sales in 2001/02. BT remains the Group's largest customer and accounted for 13 per cent of Core sales in 2001/02 (2001: 18 per cent).

Core - Sales by Geographic Destination

The following table sets forth, on a consolidated basis, Core sales by geographic destination, excluding intra-Division sales of £10 million in the year ended 31 March 2002 (2001: £38 million):

Core	**Year ended 31 March**	
In £ million	**2001**	**2002**
EMEA	2,831	1,858
NAM	1,292	809
CALA	201	197
APAC	303	226

On a geographic basis, EMEA (Europe, Middle East and Africa) and North America are the Group's main markets. The majority of the Group's product sales in the EMEA region relate to Optical Networks. In North America (NAM), product sales are driven by Access (including Outside Plant and Power) and Broadband Switching. Marconi offers network services to its customers world-wide. EMEA accounts for over 50 per cent of Network Services sales with North America representing about one-third of Network Services sales.

Sales in EMEA declined by 34 per cent and in North America by 37 per cent, while CALA and Asia Pacific decreased sales by 2 per cent and 25 per cent respectively. EMEA remained the largest market for the Core business, contributing 60 per cent of total Core sales (2001: 61 per cent). North America represented 26 per cent of Core business sales (2001: 28 per cent), while Central and Latin America (CALA) and Asia Pacific contributed 7 per cent (2001: 4 per cent) and 7 per cent (2001: 7 per cent) respectively.

Core - Sales by Segment

The following table sets forth, on a consolidated basis, Core sales by segment:

Core Sales	**Year ended 31 March**	
in £ million	**2001**	**2002**
Optical Networks	1,408	737
Broadband Switching	427	209
Broadband Access	145	145
Mature Access	1,227	584
Other Network Equipment	111	87
Network Equipment	***3,318***	***1,762***
IC&M	656	528
Value-Added Services	360	441
Network Services	***1,016***	***969***
Mobile	***331***	***369***
TOTAL CORE	**4,665**	**3,100**

Network Equipment

Sales in the Network Equipment business were £1,762 million, a decline of 47 per cent compared to the previous year. Sales declined across all major product areas as a result of the general decline in demand for telecommunications equipment as the majority of telecom operators have significantly reduced their capital spending budgets in order to focus on profitability and cash generation.

Optical Networks

Optical Networks comprises Marconi's range of SDH, DWDM and SONET transmission equipment as well as its network management systems. Sales in this predominantly European business decreased by 48 per cent to £737 million (2001: £1,408 million). The main driver of this decline was the strong fall in sales of SDH equipment, which accounted for around 85 per cent of total Optical Networks sales during 2001/02 and a higher proportion of 2000/01 sales. The underlying decline was broadly in line with the overall market trend in SDH, but was exacerbated by the phasing of capital expenditure of Marconi's major incumbent customers, who have decreased spend more rapidly and ahead of other operators. Spending by some, mainly continental European operators remained more resilient during the year but this benefited some of the Group's competitors more than Marconi itself, due to their existing incumbent relationships with this group of operators.

Despite this substantial decrease in sales, Marconi has maintained its market share position in the European Optical market. According to RHK, a leading telecom market research firm, Marconi was joint European leader in this market for calendar year 2001 and Marconi continued to lead the SDH add-drop multiplexer market in Europe with approximately 25 per cent share including the share achieved through its channel partners (Ericsson, Nokia and Siemens).

The decline in SDH was partly offset by an increase in DWDM sales, which more than doubled compared to the previous year. This was a result of the first shipments of DWDM to Telecom Italia under the previously awarded exclusive frame contract as well as a number of new customer contracts including Vodafone Omnitel, China Railcom and Fibernet. This follows the successful launch of Marconi's full range of DWDM solutions in the early part of 2000/01. According to RHK, during calendar year 2001, Marconi increased its share of the European DWDM market to 8 per cent.

In addition, during the second half of the year, Marconi made shipments of ultra-broadband DWDM equipment to BT under the previously announced 5-year frame contract. Given the nature of this contract, revenue relating to ultra-broadband products will be recognised when the circuits provided by this equipment are utilised. As none of the circuits were utilised prior to 31 March 2002, no sales associated with these shipments were recognised during the financial year.

Broadband Switching

Broadband Switching comprises mainly sales of multi-service switching products such as the ASX 4000 multi service core switch and the smaller ASX and TNX edge switches and a range of legacy ATM switching and routing products designed for enterprise customers.

Sales in Broadband Switching were £209 million (2001: £427 million), a reduction of 51 per cent. Two main factors contributed to this decrease:

Enterprise: in line with the Group's previously stated strategy to focus its technical and commercial resources towards customers requiring carrier-class networks, namely telecom service providers, sales to Enterprise customers have declined substantially. The US Federal Government, however, remains the largest customer of Marconi's broadband switching equipment.

Service Providers: sales to US service providers decreased during the year as a result of reduced capital spending in this business' traditional service provider customer base of CLECs and ISPs and the absence of major new contract wins with incumbent operators. In addition, Marconi has historically sold a third party's Broadband Switching equipment into the UK market under an OEM distribution agreement. Sales under this agreement have declined during the year as a result of reduced customer spending and the impact of the pending termination of this contract during the first half of the current financial year.

During the fourth quarter of the year, Marconi's new multi-service core switch, the BXR 48000 was successfully launched and shipped to the US Federal Government and BTexact Technologies for field trials.

Broadband Access

Broadband Access includes wireless-based (point-to-point and point-to-multipoint radio), fibre-based Mx platform (Fibre to the Curb) and Marconi's new multi-service (Access Hub) access platforms.

Sales of fixed wireless access products, which account for the majority of Broadband Access sales, were only slightly down compared to last year mainly as a result of continued shipments to German mobile service providers, who use the technology within their 2.5G and 3G mobile networks. In addition, the Group recorded the first sales of its Access Hub platform under frame contracts to Telecom Italia and Telekom South Africa. This application is initially being used as a high density DSLAM platform to deliver ADSL based services. The combination of these two factors led to stable sales in Broadband Access year on year at £145 million.

Mature Access

Sales in Mature Access were £584 million, down 52 per cent compared to £1,227 million of sales recorded in the previous year. This decrease occurred equally across Outside Plant and Power, Voice Systems and Narrowband Access products.

In Outside Plant and Power, the sharp fall in sales was due to the significant reduction in capital expenditure in the United States and Mexico, the Group's main markets for these products. Marconi has maintained its market shares in both the power and outside plant segments in the Americas where it enjoys leading market positions.

In Voice Systems, which is predominantly a UK-based business, sales declined because previously awarded contracts have reached completion and have not been replaced with significant new contracts for these mature products as customers refocus investment away from narrowband switching installed bases.

In Narrowband Access which comprises the Group's North American DLC products and other, mainly European, mature access product ranges, sales were down due to the continuing slowdown of narrowband access infrastructure investment particularly in the US and UK.

Network Services

Network Services comprises two reportable segments: Installation, Commissioning and Maintenance (IC&M) and Value-Added Services (VAS). VAS comprises the services provided to customers to plan, build and operate their networks including the acquire, design, construct and civil engineering capabilities the Group offers to mobile operators. It also includes the Group's Integrated Systems activity, which manages network design and engineering projects, particularly in the transportation and government sectors.

Sales in the Network Services business were £969 million, a decline of 5 per cent compared to the previous year (2001: £1,016 million). Excluding the impact of acquisitions completed since 1 April 2000 such as MSI, APT and Northwood Technologies, Network Services sales decreased by 7 per cent. The main driver of this decline was a fall in sales of installation and commissioning services following the downturn in network equipment supply.

IC&M

IC&M sales decreased by 20 per cent to £528 million (2001: £656 million). The decrease in installation and commissioning activities relating to Marconi products which arose from the lower volume of Network Equipment sales, was partially off-set by an increase in demand for cable installation in the UK as well as maintenance services world-wide as network operators seek to maximise the utilisation of their existing networks.

Value-Added Services

VAS sales increased by 23 per cent to £441 million (2001: £360 million). Excluding the impact of acquisitions, sales increased by 14 per cent. The major driver of the like-for-like increase related to project-based Integrated Systems activity primarily in the UK, due to the conclusion of the London Underground Jubilee Line extension contract and in the Middle East. Sales in Wireless Services remained relatively stable over the period with growth in RF planning software sales being offset by declines in consultancy activities. Sales of Managed Services also remained resilient mainly as a result of the continued outsourcing of non-core activities by some telecoms operators and enterprise customers.

Mobile

Mobile comprises three main businesses: (1) Strategic Communications, which accounted for more than 80 per cent of Mobile sales during the year, (2) Private Mobile Radio Systems and (3) Public Mobile Radio Systems where the Group has concentrated its development of 3G UMTS radio access network technology.

Sales in Mobile increased by 11 per cent to £369 million (2001: £331 million). This Segment serves mainly government, military and emergency service organisations, a very different customer base to that of Network Equipment and Network Services and sales growth has remained resilient mainly as a consequence of continued government spending on communications equipment.

17 per cent reported growth in Strategic Communications resulted mainly from increased sales of terrestrial and naval communications systems to various government defence departments but was partially offset by a drop in sales of legacy analogue products in Private Mobile Radio due to the decline in demand for this mature technology. Sales of the Group's TETRA product range remained stable year on year.

Other Network Equipment

Sales of Other Network Equipment, comprising mainly the Group's activities in South Africa and legacy activities within Asia-Pacific, declined to £87 million (2001: £111 million). This was primarily due to the impact of negative foreign exchange mainly relating to the South African operations (£13 million) and the completion of various historical contracts in Asia-Pacific.

Core - Operating Loss

The Core business recorded an operating loss before goodwill amortisation and exceptional items of £496 million during the year (2001: operating profit before goodwill amortisation and exceptional items £548 million). This substantial decline was driven by a significant drop in gross margins caused by the decline in sales volumes and the Group's inability to restructure its cost base sufficiently rapidly within the year to offset the speed of the sales decline. The operating performance year on year declined across all major product segments but was most marked in Network Equipment.

In September 2001, management targeted to exit the year to March 2002 with an operating expense run-rate in the Core business of £1 billion (compared to £1.4 billion one year earlier). The Group achieved this target as a result of its ongoing cost saving measures. Research and development expenses increased year on year, mainly as a result of product launch costs in Broadband Switching and Optical Networks but this increase was more than offset by reduced sales & marketing and general & administrative expenses. Marconi began to target cost savings from July 2001 and implemented the necessary actions progressively during the year to achieve its targeted run-rate by the end of March 2002. Due to the time required to achieve certain of these actions, the Group was unable to generate sufficient savings within the year to compensate the decline in sales volumes. This led to a higher percentage of operating expenses relative to sales than in the previous year.

Core Operating Loss by Business

The following table and subsequent discussion sets forth, on a consolidated basis, operating profit/(loss) before goodwill amortisation and exceptional items by Business Area for Marconi's Core business.

Core	**Year ended 31 March**	
In £ million	**2001**	**2002**
Network Equipment	448	(461)
Network Services	102	35
Mobile	13	(6)
Other	(15)	(64)
TOTAL CORE	**548**	**(496)**

Network Equipment

Network Equipment incurred an operating loss of £461 million during the year (2001: operating profit £448 million). This decline was driven by the substantially reduced gross margin in the business. This resulted from the decline in sales recorded during the year, which led to under-recovery of costs in the supply chain. Contractual annual price reductions under existing frame contracts, some price erosion on new Optical Networks orders and issues relating to business mix also contributed to the decline but to a much lesser extent.

Network Services

Operating profit in Network Services decreased to £35 million (2001: £102 million). Whilst operating profit was down in both IC&M and VAS, the main reason for the overall decline was lower operating profit contribution from installation and commissioning. This labour-intensive activity recorded strong quarter on quarter sales growth throughout the last financial year 2000/01 and the operating cost base, in particular the workforce, was geared up to deal with demand at that time. During 2001/02, demand for installation and commissioning activities dropped quarter on quarter following lower network equipment supply orders, leading to under-utilisation of the overall service resources. The Group was unable to reduce costs quickly enough, particularly during the first half of the financial year to prevent operating margin erosion. Operating profit in Wireless Services has been negatively impacted by under-utilisation of resources. In the UK this is due to delays in the planned roll-out of 3G networks by mobile operators whilst in the US, this is due to the changed business mix resulting in a higher proportion of software sales and a decline in the level of consulting activities.

Mobile

Mobile incurred an operating loss of £6 million during the year (2001: operating profit £13 million). The main factor contributing to this decline was the significantly increased R&D spend in Public Mobile Radio in relation to the start-up UMTS development as well as the continued high level of spending on the development of the Group's TETRA product range within Private Mobile Radio. Strategic Communications reported a similar level of operating profit as last year.

Other

Central and other costs, mainly related to the UK and regional head offices increased from £15 million to £64 million. In 2000/01 these costs were largely offset by income from the sale of trademarks, the successful settlement of a legal claim and the release of provisions no longer required against insurance-related liabilities.

MEDICAL AND CAPITAL

The Group completed a number of significant disposals during 2001/02.

Medical Systems was sold to Royal Philips Electronics on 19 October 2001. Commerce Systems and Data Systems were sold to Danaher Corp on 1 February and 5 February 2002 respectively. Prior to disposal, these businesses contributed sales of £1,088 million (2001: £1,761 million) and an operating profit before goodwill amortisation and exceptional items of £73 million (2001: £190 million) of which Medical Systems accounted for £584 million (2001: £1,112 million) and £19 million (2001: £95 million) These businesses are reported as discontinued activities in the

Group's statutory accounts. However, for the purposes of this management commentary and to ensure consistency with the Interim report, the results of Commerce Systems and Data Systems have been included in Capital until disposal.

The Group also sold its 50 per cent stake in General Domestic Appliances (GDA) to Merloni on 4 March 2002. For the purposes of this report, the results of GDA have also been included in Capital until the date of disposal. However, in the statutory P&L account, the results of GDA are included under the Group's share of joint ventures.

The Group sold its 92 per cent stake in ipsaris Limited to Easynet Group Plc (Easynet) on 26 July 2001 in exchange for shares giving the Group an economic interest of 71.9 per cent, but voting rights of only 49.9 per cent. The Group's investment in Easynet is accounted for as an associate in the year ended 31 March 2002 – see page 19 for discussion on change in accounting treatment.

In addition, the business of Marconi Optical Components (MOC) was sold to Bookham Technology on 1 February 2002 in exchange for 12.9 million shares representing approximately 10 per cent of the enlarged group's issued share capital. MOC is reported in Capital in both this report and in the Group's statutory accounts until date of disposal.

Sales in Capital, decreased by 25 per cent to £908 million (2001: £1,204 million). This comprises £504 million of discontinued activities (2001: £649 million) and £404 million of sales (2001: £555 million) relating to GDA, MOC and the continuing Capital businesses. The main reason for this decline is the impact of disposals completed since 1 April 2000 including Avery Berkel, Woods and Marconi's share in Comstar.

OTHER FINANCIAL ITEMS

EXCEPTIONAL ITEMS

Operating Exceptionals

For the year to 31 March 2002, exceptional items charged to Group operating loss totalled £5,216 million. This was made up of a £3,831 million charge to write down goodwill and tangible fixed assets (H1 £3,493 million; H2 £338 million), £150 million to increase doubtful debt provisions (H1 £148 million; H2 £2 million) and a £672 million increase in provisions for slow moving and obsolete inventory and related charges (H1 £518 million; H2 £154 million). Restructuring and reorganisation charges totalled £563 million which included exceptional charges relating to the Group's on-going rationalisation programme including charges for headcount reductions and exceptional IT spend (H1 £343 million; H2 £220 million). The Group announced on 25 April 2002 that in the light of its revised market outlook and continued focus on cost reduction, management has decided to cease further planned implementation of its new IT system.

Goodwill and tangible fixed asset write-down

A goodwill impairment review was carried out as part of the year-end accounting process. The more uncertain sales outlook and more conservative assessment of future growth prospects of acquired businesses led to the Board's decision to write down the value of historical goodwill and tangible fixed assets by a further £338 million during the second half of the year, bringing the total write down for the twelve months to £3,831 million. This charge comprises £3,677 million to write off purchased goodwill (H1 £3,407 million; H2 £270 million) and £154 million for the impairment of tangible fixed assets (H1 £86 million; H2 £68 million). The goodwill impairment relates primarily to Fore Systems, Reltec Corporation, Metapath Software International (MSI), Mariposa Technology, ipsaris (formerly Fibreway), Systems Management Specialists (SMS) and Albany Partnership (APT).

Inventory provisions

For the twelve months ended 31 March 2002, the Group increased provisions for slow moving and obsolete inventory and related charges by £672 million (H1 £518 million; H2 £154 million). This decision was taken as a consequence of the more uncertain sales outlook and the Group's decision to scale-back certain product lines.

Non-operating exceptionals

Release of provisions relating to share options

At the time of the demerger of the Group's defence and electronics business to BAE Systems, Marconi set up a non-operating profit and loss account provision of £633 million relating to share option schemes, £7 million of which has already been utilised in prior years. £247 million was recorded in shares to be issued within equity shareholders' funds and £386 million within provisions. At 31 March 2002, £291 million of this provision had been released as a non-operating exceptional item, reflecting the Group's view that the market price of its shares will not reach the trigger price of the options within the specified timeframes. £247 million of the release related to the Marconi Launch plan and £44 million to other share option schemes. Provisions of £335 million remain on the balance sheet to cover the Group's previously disclosed hedging arrangements. Collateral payments of £214 million made during the year were offset against this amount. The Group's maximum additional collateral exposure is a further £1 million.

Gain on disposal of subsidiaries and other fixed assets

The overall gain on disposal of subsidiaries and other fixed assets was £576 million. An overall gain of £384 million was made on the disposals of Medical, Data and Commerce Systems, the business of Marconi Optical Components and the Group's 50 per cent interest in GDA and a further £192 million was realised through the disposal of property, land and other assets. This gain was partially offset by a £200 million write down of the value of some of the Group's investments.

RESEARCH & DEVELOPMENT (R&D)

Total Group expenditure on R&D amounted to £631 million (2001: £628 million), representing approximately 14 per cent of sales (2001: 9 per cent).

The Group invested £545 million (2001: £517 million) of this amount in its Core business, an increase of over 5 per cent compared to the previous year. This investment represents 18 per cent of Core sales (2001: 11 per cent). This increase in absolute spend and as a percentage of sales was mainly the result of higher R&D costs in Broadband Switching and Optical Networks, driven by the development and launch of key products such as the BXR 48000 multi-service core switch, new additions to Marconi's range of photonics equipment, notably Ultra Long Haul and Metro DWDM product ranges as well as further development of the Group's SDH technology to produce a 4th generation SDH multiplexer. The Group also increased R&D investment in its Mobile Division. R&D investment in Access was scaled back during the year in line with the Group's strategy to focus spend on certain broadband access product lines, notably in fixed wireless access and the recently launched Access Hub.

In addition, customer-funded R&D, which is charged to gross profit, amounted to £15 million (£38 million).

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT

Capital expenditure and financial investment amounted to £196 million (2001: £34 million).

In line with the Group's previously stated target spend of £360 million, capital expenditure amounted to £361 million. Asset sales generated £173 million including the sale of the Group's car fleet, certain manufacturing facilities and other properties. As a result, net capital expenditure reduced to £188 million (2001: £561 million), representing 4 per cent of sales (2001: 8 per cent). This was below the level of Group depreciation of approximately £250 million.

Capital expenditure in the Core business amounted to £217 million or £47 million net of the sale of assets. This was a significant reduction compared to the previous year (2001: £328 million, net) and was well below the level of depreciation in the Core of approximately £200 million. This represents under 2 per cent of Core sales (2001: 7 per cent) and includes equipment for participation in technology trials with key customers and test equipment which supports on-going research and development activity, the purchase of software licences as part of the Group's implementation of a new information system and spend related to site and facility developments.

Net capital expenditure in Capital increased to £134 million largely as a result of fixed asset investment in ipsaris and Marconi Optical Components in the first half of the year prior to disposal.

Net capital expenditure in Medical amounted to £7 million.

Net financial investments during the year amounted to £8 million.

INTEREST AND FINANCE INCOME

In the twelve months to 31 March 2002, the Group's net interest charge to the Profit and Loss Account, was £238 million (2001: £150 million). The interest charge increased as a function of the Group's higher net debt position.

Net finance income of £200 million (2001: £41 million) includes the exceptional gain of £166 million, which relates to the total of the Group's bond repurchases completed during the year.

Following the Group's adoption of accounting standard FRS17 "Retirement benefits", net finance income has been introduced as a separate category from net interest payable. This item includes the expected returns on pension scheme assets partially off-set by an expense in relation to the discounting of scheme liabilities.

TAXATION

The tax credit on ordinary activities was £21 million in the reporting period compared with a charge of £195 million in the corresponding period last year. The net tax charge on exceptional items was
£231 million.

The Group paid £13 million in relation to tax, after hedging. This comprised £110 million net tax repayments offset by payments of £123 million related to tax on foreign exchange rate movements. For the year ended 31 March 2001 the comparable amounts were £137 million of tax payments and £33 million of receipts related to tax on foreign exchange rate movements.

During the year, the Group adopted accounting standard FRS19 "Deferred taxation".

This change in policy does not have a material effect on our financial position and no prior period adjustment is necessary.

Deferred tax assets of £596 million (2001 £147 million) have not been recognised in respect of operating losses, pension scheme deficits and exceptional expenditure as the Group is not sufficiently certain that it will be able to recover those assets within a relatively short period of time.

Additional disclosure is provided in Note 7 to the Preliminary Financial Statements.

GOODWILL AMORTISATION

The total Group goodwill amortisation charge for the year decreased to £433 million (2001: £673 million) of which £350 million was incurred in the first half and £83 million in the second half. This decrease is a result of the reduced carrying value of goodwill following the exceptional goodwill impairment discussed under "Goodwill and tangible fixed asset write-down" above.

The £877 million of Group goodwill remaining on the balance sheet after the exceptional write-down will be amortised over an average period of 7 years.

EARNINGS PER SHARE

Basic and diluted loss per share, which reflects goodwill amortisation, write-off of in-process research and development, and exceptional items, was 210.6 pence (2001: 10.4 pence).

The loss per share excluding exceptional items and goodwill amortisation was 23.2 pence compared to earnings per share of 15.1 pence last year.

BALANCE SHEET

As at 31 March 2002, the Group had net current liabilities of £677 million, including drawings of approximately £2.2 billion under the Group's bank credit facility which has been placed on demand in the context of the Group's ongoing restructuring discussions discussed above, and around £260 million drawn under bilateral arrangements.

As at 31 March 2002, net liabilities before net retirement benefit deficits stood at £1,420 million compared to net assets before net retirement benefit surpluses of £4,834 million at 31 March 2001. The main contributing factor to this decrease is the write-down of goodwill and other operating and non-operating exceptionals offset by the release of provisions for shares to be issued and the gains on disposals of businesses, investments, land, property and other assets; these items are discussed above. Other contributing factors include the Group's operating loss, interest costs and currency movements.

Working Capital

Stocks and contracts in progress reduced by £1 billion during the year to 31 March 2002. Of this reduction, approximately £750 million relates to the Core business and £250 million to disposed businesses. In the Core, stocks and contracts in progress were reduced by approximately £540 million as a result of net provision movements. The balance of the reduction was achieved through normal trading following the Group's improved management of the supply chain process and better integrated planning between sales and operations.
Group debtors decreased by approximately £1.4 billion during the year to 31 March 2002. This reduction is driven equally by reductions in the Core business and as a result of disposals. In the Core business, the main driver of the reduction in debtors is the reduced trading volumes experienced during the year. Net debtor provision movements accounted for approximately £100 million. During the first half of the year, debtor days increased from 95 days net in March 2001 to 112 days net in September 2001. This was mainly the result of difficult trading conditions. During the second half, the Group focused on cash collection and made significant improvements in the management of overdue debts, leading to a reduction in debtor days to 100 days net by March 2002. The increase year on year is due to the negative impact of a higher proportion of Southern European sales where payment terms are typically above average.

Trade, other creditors and accruals have reduced by approximately £1.1 billion during the year. Approximately £750 million of this reduction is a result of disposals. The reduction in the Core of approximately £400 million is mainly due to the reduced trading volumes experienced during the year. Creditor days have reduced to 61 days in March 2002 from 90 days in March 2001. This is mainly due to the increased proportion of out-sourced manufacturing in Europe and North America where payment terms stand at 30 days.

Provisions

Provisions for liabilities and charges decreased by £209 million to £505 million during the year.

Of the decrease £263 million relates to movements in share option provisions, £214 million of which is in respect of cash paid to collateralise the Group's obligations under the previously disclosed hedging arrangements and £44 million to the release of provisions, disclosed as a non-operating exceptional item. The balance of the movement relates to £5 million of provisions released against share options issued to employees at the time of previous acquisitions.

Reorganisation and restructuring provisions increased, after amounts spent in the period, by a net £50 million. Other provisions decreased by a net £14 million. The majority of the Group's rationalisation programmes are treated on a cash basis, with costs charged to the profit and loss account as the cost is incurred. However, provisions for restructuring have been created to cover those parts of the Group's rationalisation programme, mainly in Germany and the UK, where as at 31 March 2002, individuals had been identified to leave the Group during the course of the current financial year.

Net Debt

Net debt at 31 March 2002 amounted to £2.9 billion reduced from £3.2 billion at 31 March 2001 and £4.3 billion at 30 September 2001. At 31 March 2002, net debt comprised cash and liquid resources of £1.4 billion and gross debt of £4.3 billion funded through £2.2 billion syndicated bank debt, £1.8 billion outstanding Euro and US dollar bonds and around £260 million drawing under local bilateral bank agreements.

A discussion on the Group's ongoing negotiations with its lending banks and bondholder representatives concerning the Group's capital structure as well as certain restrictions placed on £850 million of the Group's cash balance as part of the restructuring process, is included in Group Overview above.

CASH FLOW

Net debt decreased by £302 million during the year to 31 March 2002.

For analytical purposes, the Group defines operating cash flow as operating cash flow before exceptional items and after capital expenditure. After net capital expenditure of £188 million, the Group incurred an operating cash outflow of £178 million for the twelve months to March 2002. This was predominantly driven by the Group's operating loss before goodwill amortisation of £463 million offset by an improvement in working capital of £239 million. Following a £470 million cash outflow after capital expenditure during the first half of the year, the Group generated positive operating cash flow of £292 million during the second half, including £116 million proceeds from the sale of properties. This sequential improvement results mainly from the Group's increased focus on cash collection from debtors and improved management of overdue debt as well as from increased utilisation of inventory.

Financial investments represented a cash outflow of £8 million and included £214 million of collateral payments paid under the Group's share option related hedging arrangements, £24 million repurchase of shares to satisfy the Group's obligations under option schemes relating to various previously acquired companies, and other fixed asset investments of approximately £70 million including the Group's investment in Confirmant, a venture with Oxford GlycoSciences.

This was offset by some £320 million proceeds from the sale of the Group's remaining share in Alstom and other smaller financial investments including Lagardere and Lottomatica.

Cash flows relating to acquisitions and disposals amounted to a positive £1,025 million. This comprises approximately £1.4 billion net cash proceeds from the disposal of businesses including Medical, Commerce and Data Systems and the Group's 50 per cent stake in GDA, which were offset by cash outflows relating to the demerger of ipsaris into Easynet, the creation of Ultramast, a joint venture with Railtrack and other smaller acquisitions.

The Group incurred operating exceptional cash costs of £368 million during the year relating mainly to restructuring and rationalisation including costs associated with the Group's manufacturing outsourcing programme, and the implementation of a new information technology system. As previously announced, management has decided to cease further spend on this implementation project. Further exceptional cash costs will be incurred during the current financial year as the Group continues to implement its cost reduction programmes.

Other cash flows relate primarily to interest, dividends and tax.

VENDOR FINANCE

As at 31 March 2002, the Group had vendor finance commitments of approximately £100 million ($142 million), of which £58 million ($82 million) had been drawn. In addition, Marconi has provided a $90 million (£63 million) counter-indemnity to Philips relating to the sale of Medical Systems. Approximately £29 million was paid out against this indemnity during the year.

Management has no intention of extending any significant further financing using the Group's own funds. Instead, through its in-house vendor finance specialists, it will continue to provide innovative and structured financing solutions for its customers through third party financing institutions.

DIVIDEND

As previously announced, in light of the Group's revised sales and profit expectations and its target to reduce its net debt position by March 2002, the Board has decided to halt dividend payments for the current financial year. Future dividend policy will be reviewed by the Board at the appropriate time in light of trading results.

POST BALANCE SHEET EVENTS

Further details of post balance sheet events is given in "Status of Debt Restructuring Negotiations".

CHANGES IN ACCOUNTING POLICY

The Group adopted accounting standard FRS17 "Retirement benefits" for the first time for the year ended 31 March 2002.

As a result, the charge to operating profit relating to retirement benefits was reduced by approximately £10 million (2001: increase of £53 million) compared to the amount which would have been charged if the Group had continued to apply SSAP24 "Accounting for pension costs" and UITF6 "Accounting for post-retirement benefits other than pensions".

The overall impact on pre-tax loss was a charge of £2 million (2001: £13 million) under FRS17 compared to £52 million (2001: £4 million) under the previous accounting standards.

The effect on net assets before retirement benefits at 31 March 2001 was an increase from £4,805 million to £4,834 million.

The Group also adopted FRS19 "Deferred tax" during the year. This introduced the full provisioning method for deferred tax, rather than the partial provisioning favoured by SSAP 15. Adoption of FRS19 resulted in no overall change in financial position or reported results.

At 30 September 2001, the Group's shareholding in Easynet Group Plc ("Easynet") was accounted for as a current asset investment with its value marked to the prevailing market price. This reflected the Group's expectation of disposing of its shareholding within a period of twelve months from the time of its initial investment in July 2001. The Group's economic interest in Easynet is 71.9 per cent. whilst its voting rights in this separately quoted company (London: ESY) are limited to 49.9 per cent of the ordinary share capital. During the first calendar quarter of 2002, in the light of the more uncertain market outlook, it became clear to management that such a disposal was unlikely to be achieved in that time-frame. As a result, the Group has therefore adopted the equity method of accounting whereby Easynet is accounted as an associate and the relevant shares of operating loss, exceptional items, interest, tax and net assets are recognised in the Group's profit and loss account and balance sheet. The Group's share of Easynet is managed within Marconi's Capital business and will continue to be managed to maximise medium-term value for the Group.

These accounting policy changes are discussed further in note 2 to the Preliminary Financial Statements.

GOING CONCERN

As discussed in Group Overview above, the Group is discussing its appropriate capital structure with its lending banks and representatives of its bondholders. There is no guarantee that these negotiations will reach a satisfactory conclusion. However, in the light of the information currently available to them, the directors believe that the Group's banks and bondholders will support it in achieving an appropriate capital structure. On this basis, the directors consider it appropriate to prepare the accounts on a going concern basis. Should the Group's banks and bondholders not support the Group in this respect, adjustments would be necessary to record additional liabilities and to write down assets to their recoverable amount. Furthermore, contingent liabilities would crystallise, resulting in additional liabilities in the Company balance sheet. It is not practicable to quantify these possible adjustments.

Cautionary statement regarding forward-looking statements

In order to utilize the "Safe Harbor" provision of the U.S. Private Securities Litigation Reform Act of 1995, Marconi plc ("the Company") is providing the following cautionary statement. Except for reported financial results or other historical information, certain statements in this press release are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors which are beyond the control of the Company and its subsidiaries, and may cause actual results, performance and achievements to differ materially from anticipated future results, performance and achievements expressed or implied in the forward-looking statements (and from the past results, performance or achievement). Although not exhaustive, the following factors could cause such differences: any major disruption in production at our key facilities; changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These factors and other factors that could effect these forward-looking statements are described in the Company's Form 20-F report and Form 6-K reports filed with the U.S. Securities and Exchange Commission. The Company disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Consolidated Profit and Loss Account
For the year ended 31 March

	Note	2002 £ million	2001 (restated) £ million
Turnover			
Continuing operations		**3,222**	4,892
Discontinued operations		**1,088**	1,761
Group		**4,310**	6,653
Share of joint ventures		**257**	289
	3	**4,567**	6,942
Operating (loss)/profit			
Group operating (loss)/profit			
Excluding goodwill amortisation and exceptional items		**(474)**	732
Goodwill amortisation		**(431)**	(671)
Operating exceptional items	4a	**(5,210)**	(32)
		(6,115)	29
Continuing operations		**(6,160)**	(114)
Discontinued operations		**45**	143
		(6,115)	29
Share of operating profit of joint ventures			
Excluding goodwill amortisation and exceptional items		**11**	22
Goodwill amortisation		**(2)**	(2)
Operating exceptional items	4a	**(6)**	-
		3	20
		(6,112)	49
Group and joint venture operating (loss)/profit before goodwill amortisation and exceptional items		**(463)**	754
Share of operating (loss)/profit of associates			
Excluding goodwill amortisation and exceptional items		**(1)**	8
Goodwill amortisation		**(7)**	-
Operating exceptional items		**(173)**	-
		(181)	8
Operating (loss)/profit	3	**(6,293)**	57
Non-operating exceptional items			
Gain on disposal of discontinued operations		**358**	-
Gain/(loss) on disposal of fixed assets and investments in continuing operations		**18**	(38)
Merger/demerger items		**291**	20
	4b	**667**	(18)
		(5,626)	39
Net interest payable			
Group		**(240)**	(151)
Share of joint ventures and associates		**2**	1
	5	**(238)**	(150)
Net finance income			
Group excluding exceptional items		**34**	41
Exceptional gain on repurchase of bonds	6	**166**	-
	6	**200**	41
(Loss)/profit on ordinary activities before taxation			
Excluding goodwill amortisation and exceptional items		**(668)**	653
Goodwill amortisation and exceptional items		**(4,996)**	(723)
	3	**(5,664)**	(70)
Tax credit/(charge) on loss on ordinary activities			
Excluding tax on goodwill amortisation and exceptional items		**21**	(195)
Tax on goodwill amortisation and exceptional items		**(231)**	(17)
	7	**(210)**	(212)
Loss on ordinary activities after taxation		**(5,874)**	(282)
Equity minority interests	8	**(1)**	(5)
Loss on ordinary activities attributable to the shareholders		**(5,875)**	(287)
Equity dividends	9	**-**	(148)
Retained loss for the financial year		**(5,875)**	(435)
Basic and diluted loss per share	10	**(210.6p)**	(10.4p)
(Loss)/earnings per share excluding goodwill amortisation and exceptional items	10	**(23.2p)**	15.1p

Balance Sheet
As at 31 March

	2002 £ million	2001 (restated) £ million
Fixed Assets		
Goodwill	**877**	5,395
Tangible assets	**522**	1,142
Investments:		
Joint ventures		
Share of gross assets	**71**	178
Share of gross liabilities	**(11)**	(90)
	60	88
Associates	**137**	45
Other investments	**53**	458
	250	591
	1,649	7,128
Current Assets		
Stocks and contracts in progress	**720**	1,721
Debtors	**1,297**	2,683
Investments	**59**	56
Cash at bank and in hand	**1,330**	454
	3,406	4,914
Creditors: amounts falling due within one year	**(4,068)**	(3,920)
Net current (liabilities)/assets	**(662)**	994
Total assets less current liabilities	**987**	8,122
Creditors: amounts falling due after more than one year	**(1,902)**	(2,574)
Provisions for liabilities and charges	**(505)**	(714)
Net (liabilities)/assets before retirement benefit surpluses and deficits	**(1,420)**	4,834
Retirement benefit scheme surpluses	**19**	240
Retirement benefit scheme deficits	**(145)**	(120)
Net (liabilities)/assets after retirement benefit surpluses and deficits	**(1,546)**	4,954
Capital and reserves		
Called up share capital	**140**	139
Shares to be issued	**45**	310
Share premium account	**500**	489
Capital reserve	**375**	375
Revaluation reserve	**-**	267
Profit and loss account	**(2,618)**	3,359
Equity shareholders' interests	**(1,558)**	4,939
Equity minority interests	**12**	15
	(1,546)	4,954

Cash Flow Statement

For the year ended 31 March

	2002 £ million	2001 £ million
Net cash inflow/(outflow) from operating activities before exceptional items	**10**	(67)
Exceptional cash flows from operating activities	**(368)**	(39)
Net cash outflow from operating activities after exceptional items - continuing operations	**(418)**	(269)
Net cash inflow from operating activities after exceptional items - discontinued operations	**60**	163
Net cash outflow from operating activities after exceptional items	**(358)**	(106)
Dividends from joint ventures and associates	**29**	68
Returns on investments and servicing of finance	**(262)**	(134)
Tax paid	**(13)**	(137)
Capital expenditure and financial investment	**(196)**	(34)
Acquisitions and disposals	**1,025**	(203)
Non-operating exceptional cash flows related to merger/demerger	**-**	(56)
Equity dividends paid to shareholders	**(95)**	(146)
Cash inflow/(outflow) before use of liquid resources and financing	**130**	(748)
Net cash inflow from management of liquid resources	**186**	166
Net cash inflow from financing		
Issues of ordinary shares	**7**	36
Other	**972**	316
Increase/(decrease) in cash and net bank balances repayable on demand	**1,295**	(230)

Reconciliation of Net Cash Flow to Movements in Net Monetary Debt

For the year ended 31 March

	2002 £ million	2001 £ million
Increase/(decrease) in cash and net bank balances repayable on demand	**1,295**	(230)
Net cash inflow from management of liquid resources	**(186)**	(166)
Net cash inflow from increase in debt and lease financing	**(972)**	(316)
Change in net monetary debt resulting from cash flows	**137**	(712)
Net debt acquired with subsidiaries	**(3)**	(23)
Other non-cash changes	**162**	(31)
Effect of foreign exchange rate changes	**6**	(256)
Movement in net monetary funds in the period	**302**	(1,022)
Net monetary debt at 1 April	**(3,167)**	(2,145)
Net monetary debt at 31 March	**(2,865)**	(3,167)

Consolidated Statement of Total Recognised Gains and Losses
For the year ended 31 March

	2002 £ million	2001 (restated) £ million
(Loss)/profit on ordinary activities attributable to the shareholders		
Group	**(5,701)**	(306)
Share of joint ventures	**9**	13
Share of associates	**(183)**	6
	(5,875)	(287)
Listed fixed asset investments		
Deficit due to movement in share price	**(30)**	(375)
Exchange rate adjustments	**-**	6
	(30)	(369)
Unrealised gain on exchange of businesses	**9**	-
Exchange differences on translation		
Group	**(66)**	240
Share of associates	**-**	3
	(66)	243
Actuarial loss recognised on retirement benefit schemes		
Difference between the expected and actual return on scheme assets	**(277)**	(186)
Changes in assumptions underlying the present value of the scheme liabilities - (losses)/gains	**(83)**	164
Experience gains and (losses) on scheme liabilities	**9**	(51)
	(351)	(73)
Tax credit on FRS 17 items debited in the statement of total recognised gains and losses	**68**	38
Total recognised gains and losses related to the year	**(6,245)**	(448)
Prior period adjustment	**317**	
Total gains and losses recognised since the last annual report	**(5,928)**	

Reconciliation of Movements in Equity Shareholders' (Deficit)/Funds
For the year ended 31 March

	2002 £ million	2001 (restated) £ million
Total recognised gains and losses related to the year	**(6,245)**	(448)
Equity dividends	**-**	(148)
Release of provision in respect of shares to be issued	**(260)**	-
Shares to be issued	**-**	71
Issues of ordinary shares	**8**	491
Total movement in the year	**(6,497)**	(34)
Equity shareholders' interests at 1 April as previously reported	**4,622**	4,630
Prior period adjustment	**317**	343
Equity shareholders' interests at 1 April as restated	**4,939**	4,973
Equity shareholders' interests at 31 March	**(1,558)**	4,939

Notes to the accounts

1 Fundamental uncertainty in respect of the application of the going concern basis

In the year to 31 March 2002, the Group met its day-to-day working capital requirements through syndicated banking facilities, certain bilateral bank facilities and its own cash resources. In addition, it has in issue bonds with a face value of £1.8 billion, issued in order to finance acquisitions that occurred in the year to 31 March 2000. As at 31 March 2002, net debt stood at £2.9 billion.

The Group's existing syndicated bank facility expires on 25 March 2003. From October 2001, the Group has been in negotiations with these banks to provide facilities that would extend beyond this date. However, on 22 March 2002, the Group announced that in the light of the Group's revised view of the extended market downturn, it no longer believed that the refinancing proposal provided the Group with an appropriate capital structure. Accordingly, the Group decided that it was unable to enter into the proposed new bank facility. The bank coordinators indicated that the banks reserve all their rights under the existing bank facilities. In order to preserve the support of its syndicate banks, the Group announced that as a result of this decision, it had agreed to cancel the undrawn commitments under its syndicated facilities and to place on demand the drawn portion of the euro 4.5 billion facilities. The final maturity of the euro 4.5 billion syndicated bank facility remains 25 March 2003.

The Group has developed a revised business plan and is in discussion with its banks and bondholders in order to secure a capital structure that is appropriate to that business plan.

The Company has guaranteed certain derivative transactions related to the exercise of share options previously granted to employees of the Group, the borrowings of its subsidiary, Marconi Corporation plc under the syndicated bank facilities and the bonds issued by Marconi Corporation plc. The aggregate amount of these guarantees is disclosed in note 13. If the guarantees are called, the extent to which the Company ultimately bears the liabilities will depend on the extent to which the liabilities are satisfied by other Group companies. Given the current state of the negotiations with its bankers and bondholders, the Directors have assessed whether it is probable that these guarantees will become actual liabilities and decided that the guarantees are currently not likely to crystallise. Consequently, these guarantees are not recorded in the Company balance sheet, but are disclosed as a contingent liability.

In the light of the information currently available to them, the Directors believe that the Group's bankers and bondholders will support it in achieving an appropriate capital structure. On this basis, the Directors consider it appropriate to prepare the accounts on a going concern basis. Should the Group's bankers and bondholders not support the Group in achieving an appropriate capital structure, adjustments would be necessary to record additional liabilities and to write down assets to their recoverable amount. It is not practicable to quantify these possible adjustments.

2 Changes in accounting policy

Since the last annual report, the Directors have changed three accounting policies. The format of the profit and loss account has been amended to improve the clarity and transparency of financial reporting.

Financial Reporting Standard ("FRS") 19 "Deferred tax" has been adopted. This changes the basis of measurement of deferred tax assets and liabilities and the movements reported in the performance statements (profit and loss account and consolidated statement of total recognised gains and losses). The adoption of this accounting standard has had no effect on reported assets or liabilities nor the amounts recorded in the performance statements in respect of prior years.

FRS 17 "Retirement benefits" has been adopted in full replacing Statement of Standard Accounting Practice ("SSAP") 24 "Accounting for pension costs" and Urgent Issues Task Force abstract ("UITF") 6 "Accounting for post-retirement benefits other than pensions". This changes the measurement basis of the pension surplus or deficit and the amounts charged or credited to the performance statements. The effect of these changes on the reported results for the years ended 31 March 2002 and 2001 are highlighted below:

	2002		2001	
	FRS 17 £ million	**SSAP 24 & UITF 6 £ million**	FRS 17 £ million	SSAP 24 & UITF 6 £ million
(Charged)/credited to the profit and loss account				
Operating profit	**(42)**	**(52)**	(57)	(4)
Financial income	**40**	**-**	44	-
Net charge before tax	**(2)**	**(52)**	(13)	(4)
(Charged)/credited to the consolidated statement of total recognised gains and losses (STRGL)				
Actuarial loss	**(351)**	**-**	(73)	-
Tax on items charged to the STRGL	**68**	**-**	38	-

The loss after taxation for the year under FRS 17 is £5,874 million (2001 £282 million) compared to £5,924 million (2001 £266 million) under SSAP 24 and UITF 6.

3 Principal activities, (loss)/profit contributions, markets and net assets employed

Analysis of results and net assets by class of business

	(Loss)/profit		Turnover		Net assets	
	2002	2001 (restated)	**2002**	2001	**2002**	2001 (restated)
	£ million	£ million	**£ million**	£ million	**£ million**	£ million
Network equipment	**(461)**	448	**1,762**	3,318 }	**592**	1,961
Network services	**35**	102	**969**	1,016 }		
Mobile	**(6)**	13	**369**	331	**223**	127
Other (including intra-activity sales)	**(64)**	(15)	**(25)**	(39)	**8**	35
	(496)	548	**3,075**	4,626	**823**	2,123
Capital	**(40)**	16	**404**	555	**42**	(3)
Continuing operations	**(536)**	564	**3,479**	5,181	**865**	2,120
Discontinued operations	**73**	190	**1,088**	1,761	**-**	522
	(463)	754	**4,567**	6,942	**865**	2,642
Goodwill and goodwill amortisation	**(433)**	(673)			**877**	5,413
Operating exceptional items (note 4a)	**(5,216)**	(32)				
	(6,112)	49				
Associates	**(181)**	8			**137**	45
Operating (loss)/profit	**(6,293)**	57				
Non-operating exceptional items (note 4b)	**667**	(18)				
Net interest payable and interest bearing assets and liabilities	**(238)**	(150)			**(2,810)**	(2,817)
Net finance income	**200**	41				
Unallocated net liabilities					**(615)**	(329)
	(5,664)	(70)			**(1,546)**	4,954

Goodwill arising on acquisitions is amortised over a period not exceeding 20 years. Separate components of goodwill are identified and amortised over the appropriate useful economic life. The remaining goodwill on the balance sheet will be amortised over an average period of approximately 7 years.

Comparative figures have been restated to reflect the changes in the Group structure during the year to 31 March 2002. Currently, the net assets of Network equipment and Network services cannot be separately identified as the same assets are, generally, used to generate sales in each of these segments. The results of these segments are separately reportable.

The Marconi share of joint ventures' profit, turnover and net assets are included under Capital.

Sales by Group companies to joint ventures and associates amounted to £40 million (2001 £60 million). Purchases from joint ventures and associates amounted to £14 million (2001 £1 million).

The contribution of subsidiaries acquired in the year ended 31 March 2002 was £12 million to turnover and £1 million to operating profit before goodwill amortisation and operating exceptional items.

Assets and liabilities arising out of the Retirement Benefit Plan are treated as unallocated net liabilities.

It is not practical to disclose on a segmental basis, goodwill and goodwill amortisation as any allocation would be arbitrary.

3 Principal activities, (loss)/profit contributions, markets and net assets employed continued

Analysis of turnover by class of business

	To customers in the United Kingdom		To customers overseas	
	2002 £ million	2001 £ million	**2002 £ million**	2001 £ million
Network equipment	**347**	971	**1,415**	2,347
Network services	**367**	354	**602**	662
Mobile	**44**	47	**325**	284
Other (including intra-activity sales)	**1**	8	**(26)**	(47)
	759	1,380	**2,316**	3,246
Capital	**277**	351	**127**	204
Continuing operations	**1,036**	1,731	**2,443**	3,450
Discontinued operations	**48**	46	**1,040**	1,715
	1,084	1,777	**3,483**	5,165

Analysis of turnover by territory of destination

	Turnover	
	2002 £ million	2001 £ million
United Kingdom	**1,084**	1,777
The Americas	**1,760**	2,852
Rest of Europe	**1,151**	1,677
Africa, Asia and Australasia	**572**	636
	4,567	6,942

Analysis of operating (loss)/profit before goodwill amortisation and exceptional items, turnover and net assets by territory of origin

	(Loss)/profit		Turnover		Net assets	
	2002 £ million	2001 £ million	**2002 £ million**	2001 £ million	**2002 £ million**	2001 £ million
United Kingdom	**(249)**	349	**1,328**	2,286	**293**	953
The Americas	**(166)**	155	**1,842**	2,927	**154**	944
Rest of Europe	**(28)**	223	**1,079**	1,334	**386**	665
Africa, Asia and Australasia	**(20)**	27	**318**	395	**32**	80
	(463)	754	**4,567**	6,942	**865**	2,642

4 Exceptional items

The Directors have provided against several categories of asset and provided for additional liabilities incurred due to the downturn in the performance of several of the Group's businesses. In addition, the Group has incurred restructuring costs and charges associated with implementing new IT systems across the Group. These (charges)/credits have been analysed as follows:

a Operating exceptionals

	2002 £ million	2001 £ million
Stock write-downs and related costs	**(672)**	-
Restructuring costs	**(158)**	-
Included in cost of sales	**(830)**	-
Impairment of goodwill and tangible fixed assets	**(3,831)**	-
Restructuring and systems implementation costs	**(399)**	(32)
Provisions for doubtful debts	**(150)**	-
Included in administrative expenses	**(4,380)**	(32)
Group operating exceptionals	**(5,210)**	(32)
Share of joint ventures' operating exceptionals	**(6)**	-
Total operating exceptionals	**(5,216)**	(32)

	2002 £ million	2001 £ million
Network equipment and services	**(1,312)**	(29)
Mobile	**(39)**	(6)
Other	**(104)**	30
Goodwill impairment	**(3,544)**	-
	(4,999)	(5)
Capital	**(70)**	-
Goodwill impairment	**(133)**	-
Continuing operations	**(5,202)**	(5)
Discontinued operations	**(14)**	(27)
	(5,216)	(32)
United Kingdom	**(823)**	26
The Americas	**(407)**	(18)
Rest of Europe	**(282)**	(28)
Africa, Asia and Australasia	**(27)**	(12)
	(1,539)	(32)
Goodwill impairment	**(3,677)**	-
	(5,216)	(32)

In addition, the Group has recorded its share of the operating exceptional charges (£173 million) of its associate, Easynet Group Plc. During the year to 31 December 2001, Easynet Group Plc impaired the carrying value of its fixed assets and goodwill and incurred restructuring and reorganisation costs.

4 Exceptional items continued

b Non-operating exceptionals

	2002 £ million	2001 £ million
Gain on disposal of discontinued operations	**358**	-
Gain/(loss) on disposal of fixed assets and investments in continuing operations	**18**	(38)
Merger/demerger items	**291**	20
Included in non-operating exceptional items	**667**	(18)
Gain on repurchase of bonds	**166**	-
Included in net finance income	**166**	-

The release of provisions relating to demerger share options arises due to the significant reduction in Marconi's share price and comprises two elements. £247 million relates to a provision created in respect of the Marconi Launch Share Plan which has been released from shares to be issued within equity shareholders' (deficit)/funds. A further £44 million has been released from provisions for liabilities and charges that related to provisions in respect of other option schemes created at the time of the MES business separation.

Merger/demerger receipts for the year ended 31 March 2001 represents the further settlement of the MES Transaction in the year.

There were no material non-operating exceptionals relating to discontinued operations incurred prior to disposal.

c Exceptional cash flows

	2002 £million	2001 £ million
Operating		
Restructuring and systems implementation costs	**(350)**	-
Other	**(18)**	(39)
	(368)	(39)
Non-operating		
Merger/demerger receipts	-	(56)
Disposal of tangible fixed assets	**116**	-
Sales of interests in subsidiary companies and associates	**1,443**	-
Repurchase of bonds	**(209)**	-
	1,350	(56)

5 Net interest payable

	2002 £ million	2001 £ million
Interest receivable		
Loans and deposits	**31**	27
Other	**9**	9
Interest receivable - total	**40**	36
Income from fixed asset investments		
Listed investments	**2**	18
Unlisted investments	-	5
Income from fixed asset investments - total	**2**	23
Interest payable		
Bank loans and overdrafts	**(281)**	(187)
Loan capital	**(1)**	(3)
Other	-	(20)
Interest payable - total	**(282)**	(210)
Net interest payable - Group	**(240)**	(151)
Share of net income receivable of joint ventures and associates	**2**	1
Net interest payable	**(238)**	(150)

6 Net finance income

	2002 £ million	2001 (restated) £ million
Financing costs		
Syndicated loan fees	**(5)**	(3)
Interest on pension scheme liabilities	**(181)**	(187)
Finance leases	**(1)**	-
Financing costs - total	**(187)**	(190)
Finance income		
Exceptional gain on the repurchase of bonds	**166**	-
Expected return on pension scheme assets	**221**	231
Finance income - total	**387**	231
Net finance income	**200**	41

The Group repurchased bonds issued by Marconi Corporation plc with a fair value (after unamortised discount) of £375 million.

7 Tax

Tax charge/(credit) on (loss)/profit on ordinary activities

	2002 £ million	2001 (restated) £ million
Current taxation		
Corporation tax 30% (2001 30%)	-	256
Double taxation relief	-	(105)
UK (over)/under provision in respect of prior years	**(18)**	1
Overseas tax	**51**	96
Overseas (over)/under provision in respect of prior years	**(15)**	1
Joint ventures and associates	**4**	10
	22	259
Deferred taxation		
Changes arising from:		
Timing differences - origination and reversal	**67**	12
Estimated recoverable amount of deferred tax assets	**121**	(59)
	188	(47)
Total	**210**	212

Included in the tax on (loss)/profit are the following amounts relating to exceptional items:

	2002 £ million	2001 £ million
Operating exceptionals	**(67)**	(11)
Non-operating exceptionals	**298**	28
	231	17

8 Equity minority interests

Equity minority interests represent the share of the profits less losses on ordinary activities attributable to the interests of equity shareholders in subsidiaries which are not wholly owned by the Group.

9 Equity dividends

During the year to 31 March 2002, no dividends were declared. In the year to 31 March 2001 £148 million of dividends were declared with £52 million (1.9 pence per share) being an interim dividend and £96 million (3.45 pence per share) as the final dividend.

10 (Loss)/earnings per share

Basic and diluted (loss)/earnings per share are calculated by reference to a weighted average of 2,789.6 million ordinary shares (2001 2,757.7 million ordinary shares) in issue during the year.

The effect of share options is anti-dilutive for each period presented and has therefore been excluded from the calculation of diluted weighted average number of shares.

An adjusted basic (loss)/earnings per share has been presented in order to highlight the underlying performance of the Group, and is calculated as set out in the table below.

Reconciliation of (loss)/earnings per share excluding goodwill amortisation and exceptional items

	2002		2001 (restated)	
	(Loss)/ earnings £ million	**(Loss)/ earnings per share pence**	(Loss)/ earnings £ million	(Loss)/ earnings per share pence
Loss and basic loss per share	**(5,875)**	**(210.6)**	(287)	(10.4)
Exceptional items (note 4)				
Operating exceptionals	**5,216**	**187.0**	32	1.2
Group share of associates' operating exceptionals	**173**	**6.2**	-	-
Non-operating exceptionals	**(667)**	**(23.9)**	(18)	(0.7)
Gain on repurchase of bonds	**(166)**	**(6.0)**	-	-
Taxation arising on goodwill amortisation and exceptional items (note 7)	**231**	**8.3**	17	0.6
Goodwill amortisation	**440**	**15.8**	673	24.4
	(648)	**(23.2)**	417	15.1

11 Analysis of net monetary debt

	At 1 April 2001 £ million	Cash flow £ million	Acquisitions/ disposals (excluding cash and overdrafts) £ million	Other non-cash changes £ million	Exchange rate adjustment £ million	**At 31 March 2002 £ million**
Cash at bank and in hand	259	1,059	-	-	(9)	**1,309**
Overdrafts	(342)	236	-	-	(1)	**(107)**
		1,295				
Liquid resources	251	(186)	-	-	-	**65**
Amounts falling due within one year						
Bank loans	(1,018)	(1,267)	-	-	(3)	**(2,288)**
Debenture loans	(44)	90	-	(78)	-	**(32)**
Finance leases	(3)	2	-	(8)	-	**(9)**
Amounts falling due after more than one year						
Bank loans	(23)	(6)	(3)	-	-	**(32)**
Debenture loans	(78)	-	-	78	-	**-**
Bonds	(2,165)	209	-	166	19	**(1,771)**
Finance leases	(4)	-	-	4	-	**-**
		(972)				
	(3,167)	137	(3)	162	6	**(2,865)**

12 Net cash outflow from operating activities

	Year to 31 March 2002		
	Continuing £ million	**Discontinued £ million**	**Total £ million**
Group operating (loss)/profit after exceptionals	**(6,160)**	**45**	**(6,115)**
Operating exceptionals (note 4 (a))	**5,202**	**8**	**5,210**
Group operating (loss)/profit before exceptionals	**(958)**	**53**	**(905)**
Depreciation charge	**227**	**18**	**245**
Goodwill amortisation	**417**	**14**	**431**
Decrease in stock	**90**	**5**	**95**
Decrease in debtors	**540**	**32**	**572**
Decrease in creditors	**(423)**	**(46)**	**(469)**
Increase in provisions	**31**	**10**	**41**
	(76)	**86**	**10**

	Year to 31 March 2001		
	Continuing £ million	Discontinued £ million	Total £ million
Group operating (loss)/profit after exceptionals	(114)	143	29
Operating exceptionals (note 4 (a))	5	27	32
Group operating (loss)/profit before exceptionals	(109)	170	61
Depreciation charge	184	27	211
Goodwill amortisation	651	20	671
Increase in stock	(746)	(18)	(764)
Increase in debtors	(230)	(77)	(307)
Increase in creditors	42	87	129
Decrease in provisions	(55)	(13)	(68)
	(263)	196	(67)

13 Contingent liabilities

	Group		Company	
	2002 £ million	2001 £ million	**2002 £ million**	2001 £ million
At 31 March	**10**	25	**4,835**	-

Contingent liabilities relate mainly to the cost of legal proceedings, which in the opinion of the Directors, are not expected to have a materially adverse effect on the Group.

The Group is engaged in a number of legal proceedings relating to class shareholder actions, patent and other claims under contracts and in respect of a dispute in relation to the purchase of a shareholding. The Group is vigorously defending these cases, the estimated cost of which is disclosed above, and the Directors currently believe that the claims are unlikely to be settled for amounts resulting in material cash or other asset outflows.

Marconi plc has guaranteed indebtedness and obligations of certain UK subsidiary undertakings including indebtedness related to bond issues, which at 31 March 2002 amounted to £4,835 million (2001 £3,608 million).

At 31 March 2002, the Group had provided third parties with guarantees and performance bonds, the exercise of which is considered to be remote.

14 Post balance sheet events

On 3 May 2002, the Group placed £850 million of cash in an arrangement with its bankers that restricted the use of that cash to certain limited purposes until 27 May 2002. After this date, cash can be utilised with five business days' notice.

15 Key rates of exchange for £1 sterling used for translation of overseas subsidiaries and joint venture companies:

	Profits, losses and cashflows Average rates		Balance sheet Year end rates	
	2002	2001	**2002**	2001
US Dollar	**1.43**	1.48	**1.42**	1.42
Italian Lira	**3,152**	3,153	**3,161**	3,114
Euro	**1.63**	1.63	**1.63**	1.61

16 The results for the years ended 31 March 2002 and 31 March 2001 do not comprise statutory accounts for the purpose of Section 240 of the Companies Act 1985 and have been extracted from the Group's 2002 accounts, approved by the Directors at yesterday's Board Meeting, which have not yet been filed with the Registrar of Companies. The audit report on these accounts was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985. The audit report refers to the fundamental uncertainty in respect of the application of the going concern basis described in Note 1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARCONI PLC

By: ______________________

Name: N C Porter
Title: Secretary

Date: May 16, 2002